Enterra Energy Trust Announces Election of John Brussa to Board of Directors

Calgary, Alberta, May 21, 2009 - Enterra Energy Trust (“Enterra” or the “Trust”) is pleased to announce the election of John Brussa to its board of directors at the Annual General Meeting held on May 15, 2009.  Don Klapko, President and CEO commented, “John is going to be a tremendous asset to our board.  His extensive board experience, legal and tax background, and broad knowledge of the oil and gas business, particularly in Canada, will be valuable to Enterra as we go forward.”

Mr. Brussa has been a senior partner in the Calgary-based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation. He is the director of a number of Calgary-based energy and energy related trusts and companies.  Mr. Brussa is also a Director or Trustee of a number of charitable or non-profit organizations, as well as formerly serving as a Governor of the Canadian Tax Foundation.

All other directors nominated for the board slate were re-elected at the Annual General Meeting.  They include Peter Carpenter (chairman), Michael Doyle, Vick Dusik, Roger Giovanetto and Don Klapko.  Director’s biographies are available on Enterra’s website at www.enterraenergy.com.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 58 percent natural gas and 42 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com